Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD, CENTRAL

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number	E-mail Address
+852-2514-7650	clin@stblaw.com

August 29, 2017

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Ms. Anne Nguyen Parker
Mr. Donald E. Field
Ms. Amy Geddes
Ms. Theresa Brillant

Re:                             BEST Inc.
Amendment No. 3 to Registration Statement on Form F-1
File Number: 333-218959

Ladies and Gentlemen:

On behalf of our client, BEST Inc., an exempted company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 3 (“Amendment No. 3”) to the Company’s above-referenced registration statement on Form F-1 (the “Registration Statement”).

We enclose herewith ten (10) courtesy copies of Amendment No. 3, which has been marked to show changes to the Registration Statement filed with the Commission on August 17, 2017 (the “August 17 Filing”).

On behalf of the Company, we wish to thank you and the other members of the staff of the Commission (the “Staff”) for your prompt review of the August 17 Filing.

DANIEL FERTIG  ADAM C. FURBER  IAN C. HO  ANTHONY D. KING  CELIA C.L. LAM  CHRIS K.H. LIN  JIN HYUK PARK  KATHRYN KING SUDOL  CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK  BEIJING  HOUSTON  LONDON  LOS ANGELES  PALO ALTO  SÃO PAULO  SEOUL  TOKYO  WASHINGTON, D.C.

The Company has responded to the Staff’s comment contained in the comment letter dated August 28, 2017 from the Staff (the “August 28 Comment Letter”) by revising the August 17 Filing and providing an explanation in response to the comment.  In addition to the amendments made in response to the Staff’s comments, the Company has also revised the August 17 Filing to update and improve certain other disclosures.

Set forth below is the Company’s response to the Staff’s comment in the August 28 Comment Letter.  The Staff’s comment is retyped in bold italics below for your ease of reference and is followed by a summary of the responsive actions taken.  We have included page numbers to refer to the location in Amendment No. 3 where the disclosure addressing a particular comment appears.

*                                         *                                         *                                         *                                         *

Notes to unaudited condensed consolidated financial statements

Note 21. Subsequent Events, page F-99

1.                                      We note that in July 2017 12,599,520 options were exercised pursuant to a conditional, one-time waiver of the “exercisable upon the Company’s IPO” condition. Please tell us the conditions of this waiver, including the business purpose of its issuance. In addition, as these options meet the definition of issued equity instruments as defined by ASC 718, tell us your consideration of recognizing the related compensation expense. Finally, we note that the exercise will become null and void if the listing date of the shares does not occur before December 31, 2018. Tell us your planned treatment with regard to the options that were subject to the waiver if this condition does not occur.

The Company respectfully advises the Staff that the conditions of this waiver include,

(1)         The option holder shall duly complete, execute and deliver to the Company an option exercise notice (the “Executed Exercise Notice”) in a form approved by the Company before a deadline specified by the Company;

(2)         The option holder shall pay the exercise price in connection with the option exercise (the “Purchase Price”) in full to the Company before a deadline specified by the Company; and

(3)         The option holder shall agree to the following terms and conditions set forth in the Executed Exercise Notice:

•                  The Company shall not issue any of the shares to which the option exercise relates (the “Exercised Shares”) before the listing date of the Company’s ADS (the “Listing Date”);

•                  The option holder shall be responsible for establishing an arrangement (the “Share Holding Arrangement”) that is in compliance with all applicable laws and regulations and allows the option holder to hold and/or dispose of the Exercised Shares or any securities representing the Exercised Shares through a broker (the “Broker”) in the principal market in which the shares or securities representing the shares are listed after the Listing Date;

•                  The Company shall provide necessary assistance in the establishment of the Share Holding Arrangement and be entitled to impose any requirements to ensure that the Share Holding Arrangement (including, without limitation, the Broker) is acceptable to the Company;

•                  The Company shall issue the Exercised Shares and take such actions as necessary to cause the Exercised Shares or securities representing the Exercised Shares be credited to the option holder’s account with the Broker or, if agreed between the option holder and the Company, cause the Exercised Shares or securities representing the Exercised Shares be sold in the public market through a brokered sale and the proceeds of such sale (after deduction for any tax withholdings, brokerage, transaction fees and expenses, as applicable) be paid to the option holder, as soon as practicable after the latest of (i) the Listing Date, (ii) the expiration of any lock-up period, (iii) the duly establishment of the Share Holding Arrangement, and (iv) the lapse of any period that is required pursuant to applicable laws and regulations in connection with such share issue or resale; and

•                  If the Listing Date does not occur prior to December 31, 2018 or if the option holder’s service to the Company is terminated before the Listing Date for any reason, (i) the Executed Exercise Notice shall automatically become null and void with retrospective effect; (ii) the Company shall return to the option holder the Purchase Price without any interest but the Company shall not be obliged to pay, reimburse or otherwise compensate the option holder for any taxes or social insurance contributions that the option holder has paid/made or is or may be liable for in connection with the option exercise; (iii) the option holder’s option shall be deemed as unexercised, and (iv) the rights and obligations of the option holder and the Company with respect to the option shall be governed by the original option grant agreement as if the Executed Exercise Notice had never become effective.

The Company respectfully advises the Staff that the Company issued this conditional, one-time waiver in response to requests from many option holders who wanted to exercise all or some of their vested options prior to the listing date for personal tax planning purposes. The Company agreed to accommodate such requests because such waiver would not change the substance of the option awards previously granted while allowing the Company’s directors, officers and employees who hold vested options to better achieve their personal tax planning purposes. Because the Exercised Shares will not be issued before the Listing Date, the option holder will not have any shareholder rights, including voting or dividend rights, before such date either. Therefore, the early exercise only represents an exercise from a legal perspective and not from an accounting perspective.

As illustrated above, although the options are legally exercised prior to the Listing Date, the arrangement requires that (i) no Exercised Shares be issued to the holders before the Listing Date; and (ii) the Executed Exercise Notice shall automatically become null and void with retrospective effect, and the Purchase Price be returned to the holder if the Listing Date does not occur prior to December 31, 2018 or if the option holder’s service to the Company is terminated before the Listing Date for any reason.  The Company considered the rights and obligations of the awards under this arrangement summarized above and concluded that the early exercise of the options was not considered substantive for accounting purposes in accordance with ASC 718-10-55-31.  In addition, the original option grant agreements included an existing Listing Date performance condition. Therefore, from an accounting perspective, there is no change to the vesting conditions, resulting in no impact arising from this early exercise and no related compensation expense was recognized.

The Company further respectfully advises the Staff that, the inability of the option holders to receive shares until the Listing Date constitutes a performance condition that is not considered probable until the Listing Date. Hence, the Company will not recognize any compensation expense until the Listing Date as the performance condition has not been achieved in accordance with ASC 718-20-55-40.

Lastly, the Company respectfully advises the Staff that the planned treatment with regard to the options that were subject to this waiver if the Listing Date does not occur before December 31, 2018 is mentioned in the conditions of the waiver above, which indicates that the rights and obligations of the option holder and the Company with respect to the options shall continue to be governed by the original option grant agreements as if the Executed Exercise Notices had never become effective. The terms of the original option grant agreements disclosed on pages F-51 and F-53 allows the holders to exercise their options upon the achievement of the Listing Date performance condition until the expiration of the respective options’ contractual term.

The Company has also further improved its disclosure on page F-99.

*                                         *                                         *                                         *                                         *

If you have any questions regarding this letter or Amendment No. 3, please do not hesitate to contact me at +852 2514-7650 (office) or clin@stblaw.com (e-mail), or my colleagues Daniel Fertig at +852 2514-7660 (office) or dfertig@stblaw.com (e-mail) or Yi Gao at +852 2514-7620 (office) or ygao@stblaw.com (e-mail).

Questions pertaining to accounting and auditing matters should be directed to John Qian at +86 21 2228-3106 of Ernst & Young Hua Ming LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:	Shao-Ning Johnny Chou, Chairman and Chief Executive Officer
Lei Guo, Chief Accounting Officer and Vice President of Finance
BEST Inc.

Daniel Fertig
Yi Gao
Brian Mathes
Simpson Thacher & Bartlett LLP

Yilong Du
Latham & Watkins LLP

John Qian
Ernst & Young Hua Ming LLP